Mail Stop 4561

April 23, 2009

Robert S. Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia V6X 4G5
Canada

      Re: Ritchie Bros. Auctioneers Incorporated
              Form 40-F for Fiscal Year Ended December 31, 2007
              File No. 001-13425

Dear Mr. Armstrong:

We have completed our review of your Form 40-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief